Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was distributed to certain customer service employees of AMR Corporation.

#1A (WinbAAck intro to high value outbound calling)

Hi, this is (name) with the American Airlines AAdvantage Department. Based on the developments these last few days, we’re calling our best customers to ensure that you know that the miles and status you’ve earned in the AAdvantage program are secure and will remain available for use, subject to normal mileage accrual and redemption policies. In addition, our participation in the oneworld alliance and partner offerings continue as normal.

I see you have plans to travel to

OR

I see you traveled recently to

And go into the regular WinbAAck call interface………

Let me make sure you have my contact information, should you need assistance. It’s 800-333-2412 and I’m available between the hours of 9:00 AM to 5:30 PM Central Time, Monday through Friday. We certainly appreciate your business and look forward to meeting your travel needs now and in the future.

#1B (Voicemail message when unable to connect directly with high value customers)

Hi, this is (name) with the American Airlines AAdvantage Department. Based on the developments these last few days, we’re calling our best customers to ensure that you know that the miles and status you’ve earned in the AAdvantage program are secure and will remain available for use, subject to normal mileage accrual and redemption policies. In addition, our participation in the oneworld alliance and partner offerings continue as normal.

If you have any questions, please call 800-333-2412. We’re here between the hours of 9:00 AM to 5:30 PM Central Time, Monday through Friday. Again, my name is (name) and the number is 800-333-2412. We certainly appreciate your business and look forward to meeting your travel needs, now and in the future.

#2 (General inquiries)

We appreciate your call and will do our best to address your questions. (Use Approved Q&A to Address Questions)

The AAdvantage miles and status you’ve earned in the AAdvantage program are secure and will remain available for use, subject to normal mileage accrual and redemption policies. In addition, our participation in the oneworld alliance and our partner offerings continue as normal. For the latest news on our program, feel free to visit www.aa.com/aadvantagenews.

We want you to know that we are not planning any changes as a result of our plans to combine with US Airways. At this time, American and US Airways will remain separate companies and each airline is maintaining its current loyalty program.

We understand that the AAdvantage program is one of the reasons why our customers choose to fly with American Airlines, and we appreciate your loyalty. Thank you for trusting in American Airlines and the AAdvantage program.

#3 (AAdvantage Business Partners)

Hi, this is (name) with the American Airlines AAdvantage Department. Based on the developments these last few days, I’m calling to let you know that we continue to operate business as usual. You can rest assured that there is no immediate impact to the AAdvantage program. AAdvantage miles and elite status are secure and will continue to be honored.

We remain fully committed to our partnership with you and your company, as well as our other existing AAdvantage business partners. Customers can continue to earn miles through our existing AAdvantage participating companies and can redeem those miles for the same great awards.

As a long-standing partner of the AAdvantage program, we aim to strengthen our partnership with you as we continue to work together in the future. Once the merger is complete, the new American will evaluate how best to structure its loyalty program, but ultimately, the combined company is expected to offer members more opportunities to earn and burn miles and unmatched redemption options. We expect the transaction to close in the third quarter of 2013.

We will keep you updated throughout the process, and you can also visit www.aa.com/arriving for more information. We thank you for your support during this important time for American and look forward to continuing to work with you to provide our customers with the benefits and choices they value most.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.